UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2026
Commission file number 1-32479
  _____________________________________________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

SEAPEAK LLC AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2026

ITEM 1 – FINANCIAL STATEMENTS
SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Voyage revenues (notes 6 and 10a)	153,326	158,638	300,693	319,068
Voyage expenses	(756)	(1,671)	(3,357)	(7,068)
Vessel operating expenses	(55,186)	(55,642)	(109,929)	(109,999)
Depreciation and amortization	(41,525)	(34,406)	(83,408)	(67,927)
General and administrative expenses	(6,988)	(7,260)	(14,092)	(14,404)
Gain on sales of vessels (note 14a)	—	—	3,007	—
Restructuring charges (note 16)	—	(19,264)	—	(19,264)
Income from vessel operations	48,871	40,395	92,914	100,406
Equity income (notes 3b, 7 and 10a)	24,346	37,981	52,878	55,655
Interest expense	(35,461)	(42,326)	(72,161)	(84,772)
Interest income (note 7)	1,629	3,082	4,455	6,252
Realized and unrealized gain (loss) on non-designated derivative instruments (note 11)	12,987	(8,207)	20,131	(25,215)
Foreign currency exchange loss (notes 8 and 11)	(7)	(1,753)	(451)	(2,813)
Other expense (notes 3b, 5 and 7)	(31,476)	(1,228)	(36,320)	(13,989)
Net income before income tax expense	20,889	27,944	61,446	35,524
Income tax expense (note 9)	(161)	(2,040)	(242)	(1,677)
Net income	20,728	25,904	61,204	33,847
Non-controlling interest in net income	130	2,382	(803)	1,140
Preferred unitholders' interest in net income	6,279	6,279	12,558	12,558
Common unitholder's interest in net income	14,319	17,243	49,449	20,149
Related party transactions (note 10)

Subsequent event (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income	20,728	25,904	61,204	33,847
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax	4,384	(2,826)	7,530	(8,399)
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized gain on qualifying cash flow hedging instruments	(951)	(2,930)	(2,751)	(5,847)
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 11)	132	162	262	339
Other comprehensive income (loss)	3,565	(5,594)	5,041	(13,907)
Comprehensive income	24,293	20,310	66,245	19,940
Non-controlling interest in comprehensive income	170	2,430	(724)	1,241
Preferred unitholders' interest in comprehensive income	6,279	6,279	12,558	12,558
Common unitholder's interest in comprehensive income	17,844	11,601	54,411	6,141
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except unit data)

	As at June 30, 2026	As at December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents (note 13)	77,107	122,906
Restricted cash – current (note 13)	19,066	14,455
Accounts receivable, including non-trade of $4,110 (2025 – $6,420) (note 11)	29,176	30,620
Prepaid expenses	12,943	12,489
Vessels held for sale (note 14)	62,635	24,400
Current portion of derivative assets (note 11)	19,681	32,412
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	21,525	21,066
Investments in and advances to joint ventures held for sale, net (note 7a)	48,255	—
Amounts due from affiliates (notes 10b and 12d)	53,325	24,087
Other current assets (note 12d)	21,953	16,501
Total current assets	365,666	298,936
Restricted cash – long-term (note 13)	—	7,793
Vessels and equipment
At cost, less accumulated depreciation of $80,641 (2025 – $88,184)	227,354	328,616
Vessels related to finance leases, at cost, less accumulated depreciation of $484,131 (2025 – $447,699) (note 5)	2,131,326	2,156,322
Advances on newbuilding contracts (note 12a)	541,421	301,597
Total vessels and equipment	2,900,101	2,786,535
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,318,043	1,357,862
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	562,914	581,452
Other assets (note 12d)	51,201	33,707
Derivative assets (note 11)	46,095	20,541
Intangible assets, net	10,758	13,500
Goodwill	37,308	37,308
Total assets	5,292,086	5,137,634
LIABILITIES AND EQUITY
Current
Accounts payable	52,889	8,524
Accrued liabilities and other (note 12d)	131,948	126,826
Unearned revenue (note 6)	30,092	29,300
Current portion of long-term debt (note 8)	359,583	296,188
Current obligations related to finance leases (note 5)	226,931	228,985
Current portion of derivative liabilities (note 11)	15,101	16,045
Amounts due to affiliates (note 10b)	4,404	752
Total current liabilities	820,948	706,620
Long-term debt (note 8)	545,293	595,867
Long-term obligations related to finance leases (note 5)	1,583,794	1,573,541
Other long-term liabilities (notes 3b, 6 and 12)	98,651	71,489
Derivative liabilities (note 11)	—	128
Total liabilities	3,048,686	2,947,645
Commitments and contingencies (notes 5, 7, 8, 11 and 12)
Equity
Common units (99.9 million units issued and outstanding at June 30, 2026 and December 31, 2025)	1,898,641	1,849,192
Preferred units (11.9 million units authorized; 11.5 million issued and outstanding at June 30, 2026 and December 31, 2025)	278,419	278,419
Accumulated other comprehensive income	23,948	18,986
Equity	2,201,008	2,146,597
Non-controlling interest	42,392	43,392
Total equity	2,243,400	2,189,989
Total liabilities and total equity	5,292,086	5,137,634
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2026	2025
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	61,204	33,847
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments (note 11)	(12,951)	32,912
Depreciation and amortization	83,408	67,927
Gain on sales of vessels (note 14a)	(3,007)	—
Unrealized foreign currency exchange loss	1,844	3,967
Equity income, net of distributions received of $21,710 (2025 – $22,460) (note 7)	(31,168)	(33,195)
Write-down of investments in joint venture (note 7a)	28,390	—
Amortization of deferred financing issuance costs included in interest expense	2,451	2,025
Change in unrealized credit loss provisions included in other expense (note 3b)	5,900	13,400
Loss on extinguishment of obligations related to finance leases included in other expense (note 5)	2,206	—
Other non-cash items	(3,400)	(3,464)
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	11,979	11,115
Expenditures for dry docking	(14,669)	(2,183)
Other operating assets and liabilities	(11,872)	18,534
Net operating cash flow	120,315	144,885
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	241,708	183,944
Scheduled repayments of long-term debt	(43,017)	(42,357)
Prepayments of long-term debt	(190,000)	(335,000)
Extinguishment of obligations related to finance leases (note 5)	(219,031)	—
Proceeds from financing related to sales and leaseback of vessels (note 5)	290,000	213,000
Scheduled repayments of obligations related to finance leases	(64,039)	(66,302)
Financing issuance costs	(2,855)	(6,202)
Cash distributions paid	(12,558)	(112,558)
Dividends paid to non-controlling interest	(276)	(361)
Net financing cash flow	(68)	(165,836)
INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(196,635)	(8,334)
Proceeds from the sales of vessels (note 14a)	27,407	—
Net investing cash flow	(169,228)	(8,334)
Decrease in cash, cash equivalents and restricted cash	(48,981)	(29,285)
Cash, cash equivalents and restricted cash, beginning of the period	145,154	187,968
Cash, cash equivalents and restricted cash, end of the period	96,173	158,683
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2025	99,949	1,849,192	11,529	278,419	18,986	43,392	2,189,989
Net income (loss)	—	35,130	—	6,279	—	(933)	40,476
Other comprehensive income	—	—	—	—	1,437	39	1,476
Distributions declared:
Preferred units Series A ($0.5625 / unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 / unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(276)	(276)
Balance as at March 31, 2026	99,949	1,884,322	11,529	278,419	20,423	42,222	2,225,386
Net income	—	14,319	—	6,279	—	130	20,728
Other comprehensive income	—	—	—	—	3,525	40	3,565
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Balance as at June 30, 2026	99,949	1,898,641	11,529	278,419	23,948	42,392	2,243,400

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2024	99,949	1,931,879	11,529	278,419	36,083	60,313	2,306,694
Net income (loss)	—	2,906	—	6,279	—	(1,242)	7,943
Other comprehensive (loss) income	—	—	—	—	(8,366)	53	(8,313)
Distributions declared:
Common units ($1.0005 / unit)	—	(100,000)	—	—	—	—	(100,000)
Preferred units Series A ($0.5625 / unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 / unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(361)	(361)
Balance as at March 31, 2025	99,949	1,834,785	11,529	278,419	27,717	58,763	2,199,684
Net income	—	17,243	—	6,279	—	2,382	25,904
Other comprehensive (loss) income	—	—	—	—	(5,642)	48	(5,594)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Balance as at June 30, 2025	99,949	1,852,028	11,529	278,419	22,075	61,193	2,213,715
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Basis of Presentation

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Seapeak LLC, which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, which were included in the Company's Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (or SEC) on March 18, 2026. In the opinion of the management of the Company, these unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities and derivative assets could vary by material amounts prior to their settlement.

2.Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company does not expect that adoption of ASU 2024-03 will have a material impact on the Company's consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02 – Environmental Credits and Environmental Credit Obligations (Topic 818) (or ASU 2026-02). This ASU improves the financial accounting for and disclosure of environmental credits and environmental credit obligations. This ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. An entity should apply the amendments in this update on a retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets on the balance sheet) as of the beginning of the annual reporting period of adoption. An entity should not recast any financial statement information before the period of adoption. The Company does not expect that adoption of ASU 2026-02 will have a material impact on the Company's consolidated financial statements.
3.    Fair Value Measurements and Financial Instruments
a)    Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3a to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

		June 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 13)	Level 1	96,173	96,173	145,154	145,154
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	66,078	66,078	54,214	54,214
Interest rate swap agreements – (liabilities)	Level 2	—	—	(128)	(128)
Foreign currency contracts - assets	Level 2	738	738	210	210
Cross currency swap agreements – assets	Level 2	250	250	192	192
Cross currency swap agreements – (liabilities)	Level 2	(15,101)	(15,101)	(16,045)	(16,045)
Non-recurring:
Vessels held for sale (note 14a)	Level 2	—	—	24,400	24,400
Loan to Bahrain LNG Joint Venture (note 7a)	Level 2	48,255	48,255	—	—
Other:
Long-term debt – public (note 8)	Level 1	(100,902)	(101,699)	(98,865)	(100,407)
Long-term debt – non-public (note 8)	Level 2	(803,974)	(807,947)	(793,190)	(799,247)
Obligations related to finance leases (note 5)	Level 2	(1,810,725)	(1,804,941)	(1,802,526)	(1,800,536)

b)    Credit Losses

For a description of the Company's exposure to potential credit losses under Accounting Standards Codification (or ASC) 326, Financial Instruments – Credit Losses, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at June 30, 2026 and December 31, 2025.

		As at June 30, 2026		As at December 31, 2025
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	248,236	Performing	257,445
Seapeak Bahrain	2018	Performing	195,306	Performing	197,250
Seapeak Creole	2023	Performing	199,897	Performing	200,723
			643,439		655,418
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior		—	Performing	105,970
			643,439		761,388

(i)For a description of how the Company's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. As at June 30, 2026 and December 31, 2025, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Changes in the Company's allowance for credit losses for the three and six months ended June 30, 2026 and 2025 are as follows:

	Direct Financing and Sales-Type Leases (i) (ii) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (i) (ii) $	Loans to Equity-Accounted Joint Ventures (i) $	Guarantees of Debt (i) $	Total $
Three and Six Months Ended June 30, 2026
As at January 1, 2026	52,900	50,900	2,900	900	107,600
Provision for (reversal of) potential credit losses	4,900	900	200	(300)	5,700
As at March 31, 2026	57,800	51,800	3,100	600	113,300
Provision for (reversal of) potential credit losses	1,200	(2,788)	(3,100)	(100)	(4,788)
As at June 30, 2026	59,000	49,012	—	500	108,512

Three and Six Months Ended June 30, 2025
As at January 1, 2025	32,000	29,600	1,800	1,200	64,600
Provision for (reversal of) potential credit losses	12,200	12,200	400	(100)	24,700
As at March 31, 2025	44,200	41,800	2,200	1,100	89,300
Provision for (reversal of) potential credit losses	800	300	200	(100)	1,200
As at June 30, 2025	45,000	42,100	2,400	1,000	90,500

(i)For a description of how the credit loss provision for direct financing and sales-type leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and six months ended June 30, 2026 and 2025, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

(ii)The changes in credit loss provision of $1.2 million and $6.1 million for the Company's consolidated vessels' direct financing and sales-type leases for the three and six months ended June 30, 2026, respectively ($0.8 million and $13.0 million for the three and six months ended June 30, 2025, respectively), are included in other expense in the Company's consolidated statements of income. The change in the credit loss provision for the six months ended June 30, 2026 primarily reflects a decrease in the estimated charter-free valuations for certain types of its liquefied natural gas (or LNG) carriers at the end of their time-charter contracts which are accounted for as direct financing and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

The changes in credit loss provision of $(2.8) million and $(1.9) million for the three and six months ended June 30, 2026, respectively ($0.3 million and $12.5 million for the three and six months ended June 30, 2025, respectively), relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures are included in equity income in the Company's consolidated statements of income. The change in the credit loss provision for the six months ended June 30, 2026 primarily reflects a $5.5 million decrease as the loan to the Bahrain LNG Joint Venture was classified as held for sale in May 2026 (see Note 7a) and thus was no longer accounted for at amortized cost and subject to ASC 326, partially offset by a decrease in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contracts, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets and an increase in the internal historical loss rate related to reductions to the estimated probability of a future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the six months ended June 30, 2026 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the period.

4.    Segment Reporting

The Company has two reportable segments, the LNG segment and the natural gas liquid (or NGL) segment. The Company’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate time-charter contracts to international energy companies. The Company's NGL segment consists of LPG, Ethane and multi-gas carriers which generally operate under voyage charters or time-charters. For additional information about the Company’s segments, please see Item 18 – Financial Statements: Note 4 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following tables include results for the Company’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended June 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	124,842	28,484	153,326	129,892	28,746	158,638
Voyage (expenses) recoveries	(651)	(105)	(756)	(1,683)	12	(1,671)
Vessel operating expenses	(44,574)	(10,612)	(55,186)	(47,369)	(8,273)	(55,642)
Depreciation and amortization	(33,944)	(7,581)	(41,525)	(26,436)	(7,970)	(34,406)
General and administrative expenses (i)	(5,760)	(1,228)	(6,988)	(6,405)	(855)	(7,260)
Restructuring charges (note 16)	—	—	—	(19,264)	—	(19,264)
Income from vessel operations	39,913	8,958	48,871	28,735	11,660	40,395

Equity income (note 7)	19,544	4,802	24,346	29,374	8,607	37,981
(Expenditures) recoveries for vessels and equipment, including advances on newbuilding contracts	(163,918)	39	(163,879)	(3,838)	95	(3,743)
Expenditures for dry docking	(6,957)	(1,684)	(8,641)	(272)	(5,449)	(5,721)

	Six Months Ended June 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	243,984	56,709	300,693	262,494	56,574	319,068
Voyage expenses	(3,153)	(204)	(3,357)	(6,766)	(302)	(7,068)
Vessel operating expenses	(91,041)	(18,888)	(109,929)	(93,195)	(16,804)	(109,999)
Depreciation and amortization	(67,378)	(16,030)	(83,408)	(52,163)	(15,764)	(67,927)
General and administrative expenses (i)	(12,147)	(1,945)	(14,092)	(12,605)	(1,799)	(14,404)
Gain on sales of vessels (note 14a)	3,007	—	3,007	—	—	—
Restructuring charges (note 16)	—	—	—	(19,264)	—	(19,264)
Income from vessel operations	73,272	19,642	92,914	78,501	21,905	100,406

Equity income (note 7)	41,144	11,734	52,878	43,600	12,055	55,655
(Expenditures) recoveries for vessels and equipment, including advances on newbuilding contracts	(239,407)	39	(239,368)	(7,326)	(324)	(7,650)
Expenditures for dry docking	(15,728)	(1,881)	(17,609)	(2,192)	(5,653)	(7,845)

	June 30, 2026			December 31, 2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Investment in and advances to equity-accounted joint ventures, net	1,091,331	226,712	1,318,043	1,142,885	214,977	1,357,862
(i)     Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	June 30, 2026	December 31, 2025
	$	$
Total assets of the LNG segment	4,359,679	4,157,470
Total assets of the NGL segment	855,300	857,258
Unallocated:
Cash and cash equivalents	77,107	122,906
Consolidated total assets	5,292,086	5,137,634

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

5.    Chartered-in Vessels

	June 30, 2026	December 31, 2025
	$	$
Total obligations related to finance leases	1,810,725	1,802,526
Less current portion	(226,931)	(228,985)
Long-term obligations related to finance leases	1,583,794	1,573,541

As at June 30, 2026 and December 31, 2025, the Company was a party to finance leases on 10 LNG carriers and 10 NGL carriers. These 10 LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 5.5 to 20-year bareboat charter contracts ending in 2027 through to 2046. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.9% as at June 30, 2026 (6.0% as at December 31, 2025). The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets.

The obligations of the Company's applicable subsidiaries under the bareboat charter contracts for the 10 LNG carriers and 10 NGL carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at June 30, 2026, the Company was in compliance with all covenants in respect of the bareboat charter contracts it guarantees.

As at June 30, 2026, the remaining commitments related to the financial liabilities of these 10 LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels pursuant to the applicable finance leases, approximated $2.2 billion, including imputed interest of $432.1 million, repayable through 2046, as indicated below:

Commitments as at June 30, 2026
Year	$
Remainder of 2026	120,173
2027	409,496
2028	380,167
2029	224,571
2030	309,764
Thereafter	798,699
In February 2026, the Company exercised a repurchase option to acquire the Seapeak Creole LNG carrier from its Lessor for $100.0 million, which included unpaid interest of $1.3 million at the time of repurchase, resulting in the termination of the related finance lease. In April 2026, the Company sold the Seapeak Creole LNG carrier to a Lessor for $165.0 million and concurrently chartered the vessel back for a period of 20 years under a bareboat charter contract. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on the Secured Overnight Finance Rate (or SOFR) plus a margin. The Company is obligated to repurchase the vessel at the end of the lease term at a nominal amount.

In April 2026, the Company exercised repurchase options to acquire the Ineos Dolphin and the Ineos Innovation NGL carriers from their original Lessors for a total cost of $120.3 million. As a result of the repurchases, the Company recognized a loss of $2.2 million, which is included in other expense in the Company's consolidated statements of income for the three and six months ended June 30, 2026. Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to new Lessors for a total of $125.0 million and chartered each of the vessels back for a period of 7.9 years under bareboat charter contracts. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company has the option to terminate each of the bareboat charter contracts after a period of 5.9 years and repurchase the vessels for a total cost of $66.3 million. In conjunction with the refinancing of the vessels, the Company and the charterer have agreed to extend the terms of the existing time-charter contracts by 1.5 years at the same hire rates.

Certain bareboat charter agreements require that the Company maintain ratios of vessel values to the relevant outstanding underlying loan balances. As at June 30, 2026, the Company had five bareboat charter agreements, under which the aggregate outstanding loan balance was $286.0 million, that each requires the Company to maintain minimum vessel-value-to-outstanding-loan obligation balance ratios of 110%, if the vessels are employed under approved charters at such time, or 140%, if the vessels are not employed under approved charters at such time. As at June 30, 2026, the vessel-value-to-outstanding-loan obligation balance ratios were 174%, 173%, 166%, 167% and 135% under approved charters. The vessel values used in calculating these ratios are the appraised values provided by third parties.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

6.    Revenue

The Company’s primary source of revenue is from chartering its vessels to its customers. The Company also generates revenue from the management and operation of vessels owned by the Company's equity-accounted joint ventures and the Bahrain LNG import terminal, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

Revenue Table

The following tables contain the Company’s revenue for the three and six months ended June 30, 2026 and 2025, by contract type and by segment.

	Three Months Ended June 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	99,563	28,484	128,047	103,530	28,746	132,276
Management fees and other income	25,279	—	25,279	26,362	—	26,362
	124,842	28,484	153,326	129,892	28,746	158,638

	Six Months Ended June 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	192,370	56,709	249,079	212,560	56,574	269,134
Management fees and other income	51,614	—	51,614	49,934	—	49,934
	243,984	56,709	300,693	262,494	56,574	319,068

The following table contains the Company’s revenue for the three and six months ended June 30, 2026 and 2025, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	96,294	106,532	193,792	218,161
Interest income on lease receivables	14,674	15,176	28,164	30,302
Variable lease payments – cost reimbursements(i)	8,974	1,323	10,347	2,681
	119,942	123,031	232,303	251,144
Non-lease revenue
Non-lease revenue – related to direct financing and sales-type leases	8,105	9,245	16,776	17,990
Management fees and other income	25,279	26,362	51,614	49,934
	33,384	35,607	68,390	67,924
Total	153,326	158,638	300,693	319,068
(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases

As at June 30, 2026 and December 31, 2025, the Company had four LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing and sales-type leases.

For a description of the Company's LNG carriers accounted for as direct financing leases and sales-type leases at December 31, 2025, see Item 18 – Financial Statements: Note 6 to the Company's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As at June 30, 2026, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five years were approximately $42.1 million (remainder of 2026), $83.6 million (2027), $78.9 million (2028), $50.6 million (2029), $44.7 million (2030) and an aggregate of $517.5 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.

Operating Leases

As at June 30, 2026, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $195.9 million (remainder of 2026), $265.9 million (2027), $217.8 million (2028), $176.0 million (2029), and $123.2 million (2030). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on June 30, 2026, variable or contingent rentals, or rentals from contracts which were entered into or commenced after June 30, 2026. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at June 30, 2026, the Company had $30.3 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2025 – $29.1 million, June 30, 2025 – $34.9 million and December 31, 2024 – $37.1 million). The Company recognized $29.7 million and $41.6 million of revenue for the three months ended June 30, 2026 and 2025, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Company recognized $29.1 million and $37.1 million of revenue for the six months ended June 30, 2026 and 2025, respectively, that was recognized as a contract liability at the beginning of each such six-month period.

7.    Equity-Accounted Joint Ventures

For a description of the Company's equity-accounted joint ventures, see Item 18 – Financial Statements : Note 7a in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The Company's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b to this Report and are excluded from the amounts in this note.

Distributions received from equity-accounted joint ventures are presented in the Company’s consolidated statements of cash flows as a cash inflow from operating activities or a cash inflow from investing activities, depending on whether the nature of the activity or activities of the equity-accounted joint venture that generated the distribution was a return on investment (classified as a cash inflow from operating activities) or a return of investment (classified as a cash inflow from investing activities).

a)    In May 2026, Bapco Energies B.S.C. exercised its option under the Bahrain LNG Joint Venture shareholders’ agreement to purchase the Company’s 30% equity interest in the Bahrain LNG Joint Venture and all of its outstanding shareholder loans for an aggregate amount of $48.3 million. It is expected that the sale will be completed during the third quarter of 2026. As a result of this event, the Company recognized a loss of $28.4 million, which is included in other expense in the Company’s consolidated statements of income for the three and six months ended June 30, 2026. As at June 30, 2026, the carrying value of the shareholder loan is included in the Company’s consolidated balance sheet in investments in and advances to joint ventures held for sale, net. For the three and six months ended June 30, 2026, interest income recognized on the shareholder loan amounted to $0.7 million and $2.3 million, respectively (three and six months ended June 30, 2025 – $1.5 million and $3.0 million, respectively), and is included in interest income in the Company's consolidated statements of income.

b)    The Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2026 was $723.4 million (December 31, 2025 – $768.3 million). As at June 30, 2026, the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

8.    Long-Term Debt

	June 30, 2026	December 31, 2025
	$	$
U.S. Dollar-denominated Revolving Credit Facility due in 2028	160,000	135,000
U.S. Dollar-denominated Term Loans and Bonds due from 2026 to 2030	648,541	664,849
Norwegian Krone-denominated Bonds due in 2026	100,986	99,142
Total principal	909,527	898,991
Unamortized discount and debt issuance costs	(4,651)	(6,936)
Total debt	904,876	892,055
Less current portion	(359,583)	(296,188)
Long-term debt	545,293	595,867

As at June 30, 2026 and December 31, 2025, the Company had one revolving credit facility, which provided for borrowings of up to $335.0 million (December 31, 2025 – $350.0 million), of which $175.0 million (December 31, 2025 – $215.0 million) of the credit facility was undrawn. Interest payments are based on SOFR plus a margin of 1.45%. In August 2026, the Company refinanced the revolving credit facility, which was scheduled to mature in June 2027, with a new revolving credit facility, which provides for borrowings of up to $365.0 million and is scheduled to mature in August 2028. Interest payments on the new revolving credit facility are based on SOFR plus a margin of 1.40%. The revolving credit facility is unsecured and may be used by the Company for general corporate purposes.

As at June 30, 2026 and December 31, 2025, the Company had seven U.S. Dollar-denominated term loans and bonds outstanding, which totaled $648.5 million in aggregate principal amount (December 31, 2025 – $664.8 million). Interest payments on these term loans are based on SOFR plus an additional amount consisting of a margin and a credit adjustment spread, where such additional amount ranged from 2.00% to 3.45%. Interest payments on the bonds are fixed and range from 4.11% to 4.41%. Five of the combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 8 Company vessels to which the loans and bonds relate, together with certain other related security. In addition, as at June 30, 2026, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which the Company has a 70% ownership interest.

As at June 30, 2026 and December 31, 2025, the Company had Norwegian Krone (or NOK) 1.0 billion of senior unsecured bonds in the Norwegian bond market that mature in November 2026. As at June 30, 2026, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $101.0 million (December 31, 2025 – $99.1 million). The interest payments on the bonds are based on the Norwegian Interbank Offered Rate (or NIBOR) plus a margin of 4.90%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at 6.37% and the transfer of principal fixed at $117.0 million upon maturity in exchange for NOK 1.0 billion (see Note 11).

The weighted-average interest rates for the Company’s long-term debt outstanding excluding the effect of related interest rate swaps as at June 30, 2026 and December 31, 2025 were 6.04% and 6.23%, respectively. The Company uses swaps to economically hedge certain of its floating-rate debt (see Note 11). The weighted-average interest rates including the effect of related interest rate swaps were 5.25% and 5.24% as at June 30, 2026 and December 31, 2025, respectively.

Non-U.S.-denominated debt is revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds and euro-denominated cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange losses of nil and $0.5 million for the three and six months ended June 30, 2026, respectively ($1.8 million and $2.8 million for the three and six months ended June 30, 2025, respectively).

The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to June 30, 2026 are $212.1 million (remainder of 2026), $313.3 million (2027), $214.7 million (2028), $45.5 million (2029), $123.9 million (2030).

Certain loan agreements require that (a) the Company maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at June 30, 2026, the Company had three credit facilities with an aggregate outstanding loan balance of $268.2 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 145%, and 120%, which as at June 30, 2026, were 222%, 195%, and 206%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at June 30, 2026, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

9.    Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Current	(241)	(2,225)	(394)	(1,935)
Deferred	80	185	152	258
Income tax expense	(161)	(2,040)	(242)	(1,677)

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

10.    Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Voyage revenues (i)(ii)	32,734	33,549	66,463	64,632
Equity income (iii)	603	603	1,199	1,199
(i)In September 2018, the Company’s Floating Storage Unit, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture, in which as of June 30, 2026 the Company had a 30% ownership interest. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the three and six months ended June 30, 2026 amounted to $7.5 million and $14.9 million, respectively ($7.2 million and $14.7 million for the three and six months ended June 30, 2025, respectively). In addition, the Company has an operations and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees recognized in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and six months ended June 30, 2026 were $4.1 million and $8.8 million, respectively ($5.4 million and $8.5 million for the three and six months ended June 30, 2025, respectively), and are included in voyage revenues in the Company's consolidated statements of income.

(ii)The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters pursuant to management agreements. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and six months ended June 30, 2026, the Company earned management fees and cost reimbursements pursuant to these management agreements of $21.1 million and $42.8 million, respectively ($20.9 million and $41.4 million for the three and six months ended June 30, 2025, respectively), which are included in voyage revenues in the Company's consolidated statements of income.

(iii)During the three and six months ended June 30, 2026 and 2025, the Company charged fees of $0.6 million and $1.2 million to the Yamal LNG Joint Venture, in which the Company has a 50% ownership interest, relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

b)    As at June 30, 2026 and December 31, 2025, non-interest-bearing amounts due from affiliates totaled $53.3 million and $24.1 million, respectively, and non-interest-bearing amounts due to affiliates totaled $4.4 million and $0.8 million, respectively. These amounts due to/from affiliates are unsecured and have no fixed repayment terms.

c)    For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

11.    Derivative Instruments and Hedging Activities

The Company uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies and portions of its foreign currency cash balances with foreign currency forward contracts. As at June 30, 2026, the Company was committed to the following foreign currency forward contracts:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity of Notional Amounts
Currency				2026 $	2027 $
Economic hedges of forecasted expenditures
British Pound Sterling	6,500	0.7477	(71)	3,978	4,715
Canadian Dollar	8,300	1.3627	(193)	2,626	3,465
			(264)	6,604	8,180
Economic hedges of foreign currency cash balances
Euro	65,413	0.8616	1,002	75,916	—
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in November 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at June 30, 2026.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (Years)
1,000,000	117,000	NIBOR	4.90%	6.37%	(14,851)	0.4

Interest Rate Risk

When deemed appropriate, the Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.

As at June 30, 2026, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)	SOFR	490,016	12,172	2.1	1.9%
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	419,955	51,254	3.2	3.2%
U.S. Dollar-denominated interest rate swap (ii)(iv)	SOFR	39,082	2,652	2.1	3.8%
			66,078

(i)Excludes an additional amount consisting of the margins and the credit adjustment spreads the Company pays on its floating-rate term loans, which, at June 30, 2026, ranged from 2.00% to 3.45%.
(ii)Principal amount reduces quarterly.
(iii)These interest rate swaps are subject to mandatory early termination in 2027, 2028 and 2029, whereby the swaps will be settled based on their fair value at that time.
(iv)Forward-starting interest rate swap with effective start date in January 2027. These interest rate swaps are subject to mandatory early termination in July 2028 whereby the swaps will be settled based on their fair value at that time unless otherwise extended.

As at June 30, 2026, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at June 30, 2026, these derivative instruments constituted an aggregate fair value asset of $57.6 million (December 31, 2025 – $54.5 million) and an aggregate fair value liability of $2.8 million (December 31, 2025 – $2.9 million). As at June 30, 2026, the Company had nil (December 31, 2025 – $3.8 million) of cash on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current on the Company's consolidated balance sheets.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative instruments. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, derivative instruments are entered into with different counterparties to reduce concentration risk.

The following table presents the classification and fair value amounts of derivative instruments (none of which are designated as cash flow hedges), segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Current portion of derivative liabilities $	Derivative liabilities $
As at June 30, 2026
Interest rate swap agreements	1,040	18,943	46,095	—	—
Foreign currency forward contracts	—	738	—	—	—
Cross currency swap agreements	250	—	—	15,101	—
	1,290	19,681	46,095	15,101	—
As at December 31, 2025
Interest rate swap agreements	1,471	32,202	20,541	—	128
Foreign currency forward contracts	—	210	—	—	—
Cross currency swap agreements	192	—	—	16,045	—
	1,663	32,412	20,541	16,045	128

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Three Months Ended June 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	2,517	9,664	12,181	4,687	(10,514)	(5,827)
Foreign currency forward contracts	167	639	806	(1,659)	(721)	(2,380)
	2,684	10,303	12,987	3,028	(11,235)	(8,207)

	Six Months Ended June 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	5,512	12,423	17,935	9,541	(32,684)	(23,143)
Foreign currency forward contracts	1,668	528	2,196	(1,844)	(228)	(2,072)
	7,180	12,951	20,131	7,697	(32,912)	(25,215)
Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange loss in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Three Months Ended June 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	590	(2,642)	(2,052)	1,214	6,762	7,976

	Six Months Ended June 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	1,096	944	2,040	2,121	19,749	21,870
For the periods indicated, the following table presents the amounts of losses reclassified from accumulated other comprehensive income (or OCI) to interest expense for interest rate swaps previously dedesignated but for which the hedged forecasted transaction remains probable as cash flow hedges (excluding such agreements in equity-accounted investments):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Amount of loss reclassified from accumulated OCI to interest expense	(132)	(162)	(262)	(339)

12.    Commitments and Contingencies

a)    In November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. (or SHI) for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carrier newbuildings that have an estimated total fully built-up cost of $1.2 billion and are scheduled for deliveries throughout 2027. As at June 30, 2026, expenditures incurred under these newbuilding contracts totaled $419.5 million and the estimated remaining expenditures to be incurred are $103.0 million (remainder of 2026) and $658.8 million (2027). The Company intends to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 are expected to be financed with existing 10-year sale and leaseback financing arrangements, where the LNG carrier newbuildings are expected to be sold to a Lessor upon their deliveries for approximately $235.0 million per vessel.

In December 2025, the Company entered into contracts with SHI for the construction of two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings that have an estimated total fully built-up cost of $510.2 million and are scheduled for deliveries in the second half of 2028. As at June 30, 2026, expenditures incurred under these newbuilding contracts totaled $50.0 million and the estimated remaining expenditures to be incurred are $1.4 million (remainder of 2026), $154.0 million (2027) and $304.8 million (2028). The Company intends to finance the estimated pre-delivery expenditures with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

In May 2026, the Company entered into contracts with SHI for the construction of three 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings that have an estimated total fully built-up cost of $755.8 million and are scheduled for deliveries in the first half of 2029. As at June 30, 2026, expenditures incurred under these newbuilding contracts totaled $71.8 million and the estimated remaining expenditures to be incurred are $2.2 million (remainder of 2026), $53.1 million (2027), $185.9 million (2028) and $442.8 million (2029). The Company intends to finance the estimated pre-delivery expenditures with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

b)    In March 2023, the Company's 50/50 NGL-related joint venture with Exmar NV (or the Exmar LPG Joint Venture) entered into contracts with Hyundai Mipo Dockyard Co., Ltd. (or HMD) for the construction of two 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in mid-2026. In March 2024, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in late-2026. In June 2026, one of these vessels, the Antwerpen, was delivered to the Exmar LPG Joint Venture.The Company's proportionate share of the total fully built-up cost of the three vessels is approximately $131.1 million. As at June 30, 2026, the Company's proportionate share of expenditures incurred under these newbuilding contracts totaled $55.3 million and the Company's proportionate share of estimated remaining expenditures to be incurred in 2026 is $75.8 million. In July 2026, the second of these vessels, the Arlon, was delivered to the Exmar LPG Joint Venture (see Note 17).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

In January 2025, the Exmar LPG Joint Venture entered into contracts with Avance Gas Aries Ltd. for the assumption by the joint venture of shipbuilding contracts for the construction of four 40,000-cubic meter dual-fueled LPG carriers, which are being constructed by Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. During the first quarter of 2026, two of these vessels, the Meribel and the Menuires, were delivered to the Exmar LPG Joint Venture. In June 2026, one of these vessels, the Moriond, was delivered to the Exmar LPG Joint Venture. The remaining vessel is scheduled to be delivered in the second half of 2026. The Company's proportionate share of the total fully built-up cost of the remaining vessel is approximately $38.2 million. As at June 30, 2026, the Company's proportionate share of expenditures incurred under the remaining newbuilding contract totaled $20.2 million and the Company's proportionate share of estimated remaining expenditures to be incurred in 2026 is $18.0 million.

c)    The Company owns 70% of Seapeak BLT Corporation (or the Tangguh Joint Venture), which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The Company’s minimum charter hire payments to be paid and received under these leases are described in more detail in Item 18 – Financial Statements: Note 14e to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at June 30, 2026, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $3.1 million (December 31, 2025 – $3.3 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Company.

d)    Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the European Union Emissions Trading System (or EU ETS) and are being phased in over a three-year period. Emissions for voyages to or from Europe or within Europe included within the scope of EU ETS were based on 40% during 2024 and 70% during 2025 and are based on 100% commencing in 2026. The Company is obligated to submit Emissions Allowances (or EUAs) for all vessels under its operational management on an annual basis prior to September 30th of each year. Each EUA represents a carbon credit that grants the holder the right to emit one tonne of CO2 equivalent under the EU ETS. For a description of the Company's environmental emissions' accounting policy, see Item 18 – Financial Statements: Note 1 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The following table presents the classification and carrying amounts of assets and liabilities related to EU ETS on the Company’s consolidated balance sheets:

	Amounts due from affiliates $	Other current assets $	Other assets $	Accrued liabilities and other $	Other long-term liabilities $
As at June 30, 2026
Amounts due from equity-accounted investees(i)	39,363	—	—	—	—
Amounts due from charterers(i)	—	7,904	9,416	—	—
EUAs held by the Company(ii)	—	13,922	—	—	—
Obligation to submit EUAs – funded(i)(ii)	—	—	—	13,922	—
Obligation to submit EUAs – unfunded(i)	—	—	—	23,711	32,972
	39,363	21,826	9,416	37,633	32,972
As at December 31, 2025
Amounts due from equity-accounted investees(i)	25,116	—	—	—	—
Amounts due from charterers(i)	—	11,157	—	—	—
EUAs held by the Company(ii)	—	5,216	—	—	—
Obligation to submit EUAs – funded(i)(ii)	—	—	—	5,216	—
Obligation to submit EUAs – unfunded(i)	—	—	—	36,721	—
	25,116	16,373	—	41,937	—
(i)The amounts were measured using the period end EUA spot price.
(ii)Includes the EUAs transferred to the Company by certain charterers, which are related to emissions for voyages during the year ended December 31, 2025. The value of these EUAs were measured using the EUA spot price on receipt date of the EUAs.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

e)    Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its unaudited consolidated financial statements. The Company had a working capital deficit of $455.3 million as at June 30, 2026. This working capital deficit includes $586.5 million related to scheduled maturities and repayments of long-term debt and obligations related to finance leases in the 12 months following June 30, 2026. Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the cash distributions it expects to receive from its equity-accounted joint ventures, and the proceeds it expects to receive related to the financing of certain of its LNG carrier newbuildings, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

13.    Supplemental Cash Flow Information

The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows.

	June 30, 2026	December 31, 2025	June 30, 2025	December 31, 2024
	$	$	$	$
Cash and cash equivalents	77,107	122,906	141,391	153,726
Restricted cash – current	19,066	14,455	—	9,210
Restricted cash – long-term	—	7,793	17,292	25,032
	96,173	145,154	158,683	187,968

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives (see Note 11) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

14.    Gain on Sales of Vessels

a)    As at December 31, 2025, the Seapeak Mars and the Seapeak Hispania LNG carriers were classified as held for sale in the Company's consolidated balance sheet at their combined net book value of $24.4 million. In January 2026, the Company sold the Seapeak Mars for net proceeds of $12.1 million, which approximated its net book value. In January 2026, the Seapeak Hispania was renamed the Seapeak Jupiter. In March 2026, the Seapeak Jupiter was sold for net proceeds of $15.3 million resulting in a gain on sale of $3.0 million, which is included in gain on sales of vessels for the six months ended June 30, 2026 in the Company's consolidated statement of income.

b)    The 20-year charter contracts for the three steam turbine LNG carriers (or the RasGas II Joint Venture vessels), of which the Company has a 70% ownership interest, are scheduled to expire during October 2026 to February 2027. It is expected that the RasGas II Joint Venture vessels will be sold following their redelivery to the Company. As at June 30, 2026, the RasGas II Joint Venture vessels were classified as held for sale in the Company's consolidated balance sheet at their combined net book value of $62.7 million. The Company’s 70% share in the pre-tax net (loss) income of these vessels for the three and six months ended June 30, 2026 was $(0.1) million and $(0.4) million, respectively ($4.1 million and $7.9 million – three and six months ended June 30, 2025, respectively).

15.    Total Capital

Common Unit Distributions

On February 27, 2025, the Company declared and paid a cash distribution of $1.0005 per common unit, totaling $100.0 million, to its sole common unitholder, Stonepeak Limestone Holdings L.P.

16.    Restructuring Charges

During the three and six months ended June 30, 2025, the Company recognized restructuring charges of $19.3 million. The restructuring charges primarily relate to severance costs resulting from the dismissal of the Company’s Spanish seafarers. The dismissal of the seafarers followed the Company’s decision to restructure the operations of the four steam turbine LNG carriers, which comprised its Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

17.    Subsequent Event

On July 30, 2026, the Company's 50%-owned Exmar LPG Joint Venture took delivery of the Arlon, the second of the four 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in 2026.

SEAPEAK LLC AND SUBSIDIARIES
JUNE 30, 2026
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2025. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Seapeak LLC and its subsidiaries.

OVERVIEW

Seapeak LLC is an international provider of marine transportation services focusing on liquefied natural gas (or LNG) and natural gas liquids (or NGL). Our primary strategy focuses on servicing customers through our owned and leased fleet of vessels under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets, renewable markets, and other maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors.

SIGNIFICANT DEVELOPMENTS IN 2026
Bahrain LNG Joint Venture Sale
In May 2026, Bapco Energies B.S.C. exercised its option under the Bahrain LNG Joint Venture shareholders’ agreement to purchase our 30% equity interest in the Bahrain LNG Joint Venture and all of our outstanding shareholder loans for an aggregate amount of $48.3 million. The sale is expected to be completed during the third quarter of 2026. The charter of our wholly-owned Seapeak Bahrain LNG carrier is not affected by this sale.
LNG Carrier Newbuildings
In May 2026, we entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. for the construction of three, 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings. The three LNG carriers will be constructed for a total estimated fully built-up cost of $755.8 million.

Concurrently, we secured 10-year fixed-rate charter contracts (with one five-year extension option) with an international energy company for the three LNG carrier newbuildings, which are expected to commence during the first half of 2029 upon delivery of the vessels.

NGL Carrier Charter Contracts

In May 2026, the charterer of the Ineos Invention and the Ineos Intuition NGL carriers exercised their two-year extension options at fixed rates, which are expected to commence in May 2027.

In April 2026, the charterer of the Ineos Independence NGL carrier exercised its five-year extension option at a fixed rate, which is expected to commence in May 2027.

In January 2026, the charterer of the Ineos Innovation and the Ineos Dolphin NGL carriers agreed to extend the term of their existing charter contracts by 1.5 years. As a result of the extensions, the firm period of these charter contracts are scheduled to end in July 2028 and February 2031, respectively.

Vessel Sales

In March 2026, we sold the Seapeak Jupiter LNG carrier for net proceeds of $15.3 million.

In January 2026, we sold the Seapeak Mars LNG carrier for net proceeds of $12.1 million.
Steam Turbine LNG Carriers

We have three steam turbine LNG carriers in our 70%-owned RasGas II Joint Venture which are expected to complete their long-term charter contracts between late-2026 and early 2027. We have initiated a process to sell these vessels following redelivery from their existing charters. As at June 30, 2026, these three vessels were classified as held for sale in our June 30, 2026 consolidated balance sheet.

Other Fleet Developments

We have five LNG carriers in our 52%-owned MALT Joint Venture that are currently operating on short-term charter contracts. Additionally, we have four LNG carriers (excluding the three steam turbine LNG carriers in our 70%-owned RasGas II Joint Venture) which are operating on short-term charter contracts or are expected to complete their long-term charter contracts prior to June 30, 2027. LNG project delays have caused a near-term oversupply of LNG carriers. As a result, our results for 2026 and beyond may be adversely impacted to the extent that there are periods within the remainder of 2026 or subsequent years that we have LNG carriers without charter contracts or we have rechartered our LNG carriers at rates lower than they earned on their prior charter contracts.

Russia-Ukraine War

The ongoing Russia-Ukraine war has disrupted energy markets and supply chains, has resulted in various sanctions on Russian entities, individuals, and sectors, and has caused volatility in global energy markets. While much uncertainty remains regarding the global impact and remaining duration of the war, and the impact of any additional sanctions that may be imposed on Russia and its trading partners, it is possible that continued hostilities between Russia and Ukraine and any actions taken by the U.S., EU, UK or by other countries or administrations in response to those hostilities could adversely affect our business, financial condition, results of operations and cash flows.

In October 2025, pursuant to the EU’s 19th package of sanctions, the EU announced that effective January 1, 2027, there will be a ban on Russian LNG imports pursuant to long-term supply contracts. On July 23, 2026, pursuant to the EU’s 21st package of sanctions, the EU announced that the ban on Russian LNG imports into the EU will continue to apply as of January 1, 2027, however, the ban on Russian LNG imports into third-countries (non-EU) will now apply as of July 25, 2027 and thereafter for successive periods of one year, unless decided otherwise by the EU. Separately, in April 2026, pursuant to the EU’s 20th package of sanctions, the EU announced that effective January 1, 2027, there will be a ban on technical services provided to LNG vessels transporting Russian LNG. In May 2026, the UK announced a ban on the provision of UK maritime services and UK insurance services in connection with Russian LNG exports which will be effective as of January 1, 2027.

To date, we have not experienced any material adverse financial impact as a result of the Russia-Ukraine war and these sanctions. However, as a result of these announcements by the EU and UK regulators and as the regulatory landscape continues to evolve, we expect we will be required to restructure our operations. Through our interest in the TC LNG Joint Venture, we have a 50% interest in six Arc7 LNG vessels that transport Russian LNG. In addition, we have a 100% interest in one conventional LNG vessel that transports Russian LNG. The loss of any of these related charterers, charters, or vessels could have a material adverse effect on our business, results of operations, financial condition, and ability to make distributions to our preferred unitholders.

Geopolitical and Economic Uncertainty

The U.S. administration continues to negotiate and implement new or increased tariffs on foreign imports, which has resulted in retaliatory tariffs being levied on certain U.S. goods and commodities and may lead to trade wars. This activity has disrupted global markets resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including an increased risk of economic recessions.

Separately, tensions in the Middle East may impact our business. Most recently, in February 2026, the U.S. and Israel launched a major attack on Iran which has resulted in a retaliation by Iran against U.S. military bases in the Middle East (including in Bahrain) and other targets. The U.S.-Israel war with Iran has resulted in attacks on commercial vessels, infrastructure, and the effective closure and the U.S. naval blockade of the Strait of Hormuz, disrupting shipping trade routes. Prior to the war, approximately 20% of the world's oil and LNG typically passed through the strait. As of the date of this report, although we have operational assets located within the vicinity of the Strait of Hormuz, including our Bahrain LNG import terminal, we have not been adversely affected by the attacks. However, any future hostility or attacks could lead to significant damage to our assets, loss of life, and increased vessel operational costs. Attacks, war, hijacking or other events beyond our control could adversely affect our operations, operating results and financial condition.

RESULTS OF OPERATIONS

The following includes a comparison of the components of our results of operations for the three and six months ended June 30, 2026 as compared to the same periods of the prior year.

Liquefied Natural Gas Segment

As at June 30, 2026, our LNG segment fleet included 52 LNG carriers (including 10 LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following tables compare our LNG segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2026 and 2025, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2026 and 2025 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes an average of 18 LNG carriers that are accounted for under the consolidation method of accounting for the three and six months ended June 30, 2026 (2025 – 21 LNG carriers) and the ship management and corporate services we provide to certain of our equity-accounted joint ventures. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended June 30,		Change	% Change
	2026	2025
Voyage revenues	124,842	129,892	(5,050)	(3.9)
Voyage expenses	(651)	(1,683)	1,032	(61.3)
Net voyage revenues(i)	124,191	128,209	(4,018)	(3.1)
Vessel operating expenses	(44,574)	(47,369)	2,795	(5.9)
Depreciation and amortization	(33,944)	(26,436)	(7,508)	28.4
General and administrative expenses(ii)	(5,760)	(6,405)	645	(10.1)
Restructuring charges	—	(19,264)	19,264	100.0
Income from vessel operations	39,913	28,735	11,178	38.9
Equity income	19,544	29,374	(9,830)	(33.5)
Operating Data:
Calendar-ship-days (B)	1,638	1,911	(273)	(14.3)
Less:
Scheduled dry-docking days	52	—	52	100.0
Unscheduled off-hire and idle days	11	293	(282)	(96.2)
Revenue days (A)	1,575	1,618	(43)	(2.7)
Utilization (A)/(B)	96.2%	84.7%

(in thousands of U.S. Dollars, except for days and percentages)	Six Months Ended June 30,		Change	% Change
	2026	2025
Voyage revenues	243,984	262,494	(18,510)	(7.1)
Voyage expenses	(3,153)	(6,766)	3,613	(53.4)
Net voyage revenues(i)	240,831	255,728	(14,897)	(5.8)
Vessel operating expenses	(91,041)	(93,195)	2,154	(2.3)
Depreciation and amortization	(67,378)	(52,163)	(15,215)	29.2
General and administrative expenses(ii)	(12,147)	(12,605)	458	(3.6)
Gain on sales of vessels	3,007	—	3,007	100.0
Restructuring charges	—	(19,264)	19,264	100.0
Income from vessel operations	73,272	78,501	(5,229)	(6.7)
Equity income	41,144	43,600	(2,456)	(5.6)
Operating Data:
Calendar-ship-days (B)	3,362	3,801	(439)	(11.5)
Less:
Scheduled dry-docking days	92	—	92	100.0
Unscheduled off-hire and idle days	150	528	(378)	(71.6)
Revenue days (A)	3,120	3,273	(153)	(4.7)
Utilization (A)/(B)	92.8%	86.1%

(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the six months ended June 30, 2026, total calendar-ship-days of the LNG segment were 3,362 compared to 3,801 days for the same period of the prior year. The decrease in total calendar-ship-days is due to the sales of the Seapeak Asia, the Seapeak Mars and the Seapeak Jupiter in December 2025, January 2026 and March 2026, respectively.
Net Voyage Revenues. Net voyage revenues decreased by $4.0 million and $14.9 million for the three and six months ended June 30, 2026, compared to the same periods of the prior year, primarily due to:
•decreases of $4.1 million and $8.5 million for the three and six months ended June 30, 2026 due to the scheduled drydockings of certain of our LNG carriers during the first half of 2026;
•a decrease of $1.3 million for the three months ended June 30, 2026 primarily due to lower fixed-rate recoveries of operating and maintenance costs from the Bahrain LNG Terminal, in which we have a 30% ownership interest, during the second quarter of 2026, compared to higher variable-rate cost recoveries for the same period of 2025;
•decreases of $0.9 million and $2.3 million for the three and six months ended June 30, 2026 due to the sales of the Seapeak Asia, the Seapeak Mars and the Seapeak Jupiter LNG carriers in December 2025, January 2026, and March 2026, respectively;
•a decrease of $0.8 million for the three and six months ended June 30, 2026 due to unscheduled off-hire for repairs on one of our LNG carriers during the second quarter of 2026; and
•a decrease of $8.8 million for the six months ended June 30, 2026 due to lower charter rates earned and idle days incurred by certain of our LNG carriers following the scheduled completions of their previous charter contracts;
partially offset by:
•an increase of $3.1 million for the three months ended June 30, 2026 due to higher charter rates earned and fewer idle days incurred by certain of our LNG carriers following the scheduled completions of their previous charter contracts;
•increases of $0.4 million and $1.8 million for the three and six months ended June 30, 2026 due to lower operational claims on certain of our LNG carriers during the first half of 2026;
•increases of $0.2 million and $1.4 million for the three and six months ended June 30, 2026 due to higher reimbursement to us of seafarers' costs (offset in vessel operating expenses) and ship management fees from certain of our equity-accounted joint ventures during the first half of 2026; and
•an increase of $2.6 million for the six months ended June 30, 2026 due to bunker fuel expenses incurred during the repositioning of the Seapeak Mars LNG carrier ahead of its cold lay-up in the first quarter of 2025 until its sale in January 2026.
Vessel Operating Expenses. Vessel operating expenses decreased by $2.8 million and $2.2 million for the three and six months ended June 30, 2026, compared to the same periods of the prior year, primarily due to:
•decreases of $2.6 million and $5.2 million for the three and six months ended June 30, 2026 due to the sales of the Seapeak Asia, the Seapeak Mars and the Seapeak Jupiter LNG carriers in December 2025, January 2026, and March 2026, respectively; and
•decreases of $2.4 million and $1.5 million for the three and six months ended June 30, 2026 due to a reduction in crew manning costs and repairs and maintenance on the Bahrain LNG terminal and certain of our LNG carriers during the first half of 2026;
partially offset by:
•increases of $1.6 million and $3.0 million for the three and six months ended June 30, 2026 due to our assumption of responsibility for vessel operations of the Seapeak Manila during the first quarter of 2026 following the expiry of its charter contract; and
•increases of $0.1 million and $1.2 million for the three and six months ended June 30, 2026 due to higher reimbursable seafarers' costs related to vessels operating in certain of our equity-accounted joint ventures (offset in voyage revenues) during the first half of 2026.
Depreciation and Amortization. Depreciation and amortization increased by $7.5 million and $15.2 million for the three and six months ended June 30, 2026, compared to the same periods of the prior year, primarily due to the reduction in the estimated useful life of our three 70%-owned steam turbine LNG carriers by five years effective October 1, 2025, partially offset by the write-down of these vessels during the third quarter of 2025.
Gain on Sales of Vessels. Gain on sales of vessels was $3.0 million for the six months ended June 30, 2026, and primarily relates to a gain on the sale of the Seapeak Jupiter LNG carrier in March 2026.

Equity Income. Equity income decreased by $9.8 million and $2.4 million for the three and six months ended June 30, 2026, compared to the same periods of the prior year. The change in equity income includes a decrease of $2.5 million and an increase of $8.8 million for the three and six months ended June 30, 2026 related to changes in our unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures, primarily due to changes in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases and an increase in the internal historical loss rate related to reductions to the estimated probability of a future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited, and increases of $2.2 million and $5.5 million due to unrealized gains on non-designated derivative instruments for the three and six months ended June 30, 2026, compared to unrealized losses during the same periods of the prior year, primarily due to changes in long-term forward benchmark interest rates. Excluding the changes in unrealized credit loss provisions and unrealized gains (losses) on non-designated derivative instruments, equity income decreased by $9.5 million and $16.7 million for the three and six months ended June 30, 2026, compared to the same periods of the prior year, primarily due to:
•Yamal LNG Joint Venture: decreases of $9.5 million and $14.2 million for the three and six months ended June 30, 2026, primarily due to unrealized foreign exchange losses during the three and six months ended June 30, 2026, compared to unrealized gains during the same periods of the prior year due to the period-end revaluation of Euro cash deposits for financial reporting purposes into U.S. Dollars, partially offset by lower depreciation expense due to changes to the expected timing of the next drydock for certain LNG carriers during the second half of 2025.
•MALT LNG Joint Venture: a decrease of $1.9 million for the six months ended June 30, 2026, primarily due to lower average charter rates earned during the first half of 2026, partially offset by lower operational claims on certain LNG carriers and lower interest expense due to lower outstanding debt balances and lower variable interest rates during the first half of 2026.

Natural Gas Liquids Segment
As at June 30, 2026, our NGL segment fleet, which consists of LPG, ethane and multi-gas carriers, included 41 NGL carriers, in which our interests ranged from 25% to 100% (including four time chartered-in NGL carriers, four NGL carriers under construction and six time chartered-in NGL carriers under construction).

The following tables compare our NGL segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2026 and 2025, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2026 and 2025 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes 10 wholly-owned NGL carriers that are accounted for under the consolidation method of accounting for the three and six months ended June 30, 2026 and 2025. A comparison of the results from vessels and assets accounted for under the equity method is described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended June 30,		Change	% Change
	2026	2025
Voyage revenues	28,484	28,746	(262)	(0.9)
Voyage (expenses) recoveries	(105)	12	(117)	(975.0)
Net voyage revenues(i)	28,379	28,758	(379)	(1.3)
Vessel operating expenses	(10,612)	(8,273)	(2,339)	28.3
Depreciation and amortization	(7,581)	(7,970)	389	(4.9)
General and administrative expenses(ii)	(1,228)	(855)	(373)	43.6
Income from vessel operations	8,958	11,660	(2,702)	(23.2)
Equity income	4,802	8,607	(3,805)	(44.2)
Operating Data:
Calendar-ship-days (B)	910	910	—	—
Less:
Scheduled dry-docking days	20	—	20	100.0
Unscheduled off-hire and idle days	—	39	(39)	(100.0)
Revenue days (A)	890	871	19	2.2
Utilization (A)/(B)	97.8%	95.7%

(in thousands of U.S. Dollars, except for days and percentages)	Six Months Ended June 30,		Change	% Change
	2026	2025
Voyage revenues	56,709	56,574	135	0.2
Voyage expenses	(204)	(302)	98	(32.5)
Net voyage revenues(i)	56,505	56,272	233	0.4
Vessel operating expenses	(18,888)	(16,804)	(2,084)	12.4
Depreciation and amortization	(16,030)	(15,764)	(266)	1.7
General and administrative expenses(ii)	(1,945)	(1,799)	(146)	8.1
Income from vessel operations	19,642	21,905	(2,263)	(10.3)
Equity income	11,734	12,055	(321)	(2.7)
Operating Data:
Calendar-ship-days (B)	1,810	1,810	—	—
Less:
Scheduled dry-docking days	20	39	(19)	(48.7)
Unscheduled off-hire and idle days	—	25	(25)	(100.0)
Revenue days (A)	1,790	1,746	44	2.5
Utilization (A)/(B)	98.9%	96.5%
(i)    This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii)    Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the six months ended June 30, 2026 and 2025, total calendar-ship-days of the NGL segment were 1,810 days for each period.

Vessel Operating Expenses. Vessel operating expenses increased by $2.3 million and $2.1 million for the three and six months ended June 30, 2026, compared to the same periods of the prior year, primarily due to the timing of maintenance and repairs and the purchase of spares for certain of our NGL carriers.

Equity Income. Equity income from the Exmar LPG Joint Venture decreased by $3.8 million and $0.3 million for the three and six months ended June 30, 2026, compared to the same periods of the prior year, primarily due to:

•decreases of $2.8 million and $3.9 million for the three and six months ended June 30, 2026, primarily due to unrealized foreign exchange losses during the three and six months ended June 30, 2026, compared to unrealized foreign exchange gains during the same periods of the prior year resulting from the revaluation of Euro denominated loans;

•decreases of $2.3 million and $1.4 million for the three and six months ended June 30, 2026 due to a $2.3 million gain recognized on the sale of the Sophie Schulte LPG carrier during the second quarter of 2025, partially offset for the six months ended June 30, 2026 by an increase of $0.9 million due to an impairment of the right of use asset associated with the in-chartered Severin Schulte LPG carrier during the first quarter of 2025, as a result of a reduction in our estimated future hire rates; and

•a decrease of $0.8 million for the three and six months ended June 30, 2026 due to the scheduled drydockings of certain LPG carriers during the second quarter of 2026;
partially offset by:
•increases of $1.7 million and $3.5 million for the three and six months ended June 30, 2026 due to unrealized gains on non-designated derivative instruments, compared to unrealized losses during the same periods of the prior year primarily due to changes in long-term forward benchmark interest rates during these periods; and

•increases of $0.7 million and $1.7 million for the three and six months ended June 30, 2026 due to lower interest expense mainly due to lower utilization of the revolving credit facility and lower floating interest rates during the first half of 2026.

Other Operating Results
The following tables compare our other operating results for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Change	% Change
(in thousands of U.S. Dollars)	2026	2025
General and administrative expenses	(6,988)	(7,260)	272	(3.7)
Restructuring charges	—	(19,264)	19,264	100.0
Interest expense	(35,461)	(42,326)	6,865	(16.2)
Interest income	1,629	3,082	(1,453)	(47.1)
Realized and unrealized gain (loss) on non-designated derivative instruments	12,987	(8,207)	21,194	(258.2)
Foreign currency exchange loss	(7)	(1,753)	1,746	(99.6)
Other expense	(31,476)	(1,228)	(30,248)	2,463.2
Income tax expense	(161)	(2,040)	1,879	(92.1)
Other comprehensive income (loss)	3,565	(5,594)	9,159	(163.7)

	Six Months Ended June 30,		Change	% Change
(in thousands of U.S. Dollars)	2026	2025
General and administrative expenses	(14,092)	(14,404)	312	(2.2)
Restructuring charges	—	(19,264)	19,264	100.0
Interest expense	(72,161)	(84,772)	12,611	(14.9)
Interest income	4,455	6,252	(1,797)	(28.7)
Realized and unrealized gain (loss) on non-designated derivative instruments	20,131	(25,215)	45,346	(179.8)
Foreign currency exchange loss	(451)	(2,813)	2,362	(84.0)
Other expense	(36,320)	(13,989)	(22,331)	159.6
Income tax expense	(242)	(1,677)	1,435	(85.6)
Other comprehensive income (loss)	5,041	(13,907)	18,948	(136.2)

Restructuring Charges. Restructuring charges of $19.3 million for the three and six months ended June 30, 2025 primarily relate to severance costs resulting from the dismissal of our Spanish seafarers. The dismissal of the seafarers followed our decision to restructure the operations of the four steam turbine LNG carriers, which comprised our Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

Interest Expense. Interest expense was $35.5 million and $72.2 million for the three and six months ended June 30, 2026, as compared to $42.3 million and $84.8 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decrease was primarily due to lower debt balances as a result of scheduled repayments, including the maturity of certain of our NOK-denominated bonds in September 2025; and lower floating interest rates during the first half of 2026; partially offset by the higher utilization of our revolving credit facility during the first quarter of 2026.
Realized and Unrealized Gain (Loss) on Non-designated Derivative Instruments. We have entered into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing SOFR rate at the beginning of the settlement period. "Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" provides details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements for the three and six months ended June 30, 2026 and 2025. Realized gains (losses) during a period reflect prevailing SOFR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term SOFR yield curve during each relevant period. Realized and unrealized gains (losses) on non-designated derivative instruments were $13.0 million and $20.1 million for the three and six months ended June 30, 2026, as compared to $(8.2) million and $(25.2) million for the same periods of the prior year, primarily due to changes in the prevailing and forward SOFR rates during these periods.
Foreign Currency Exchange Loss. Foreign currency exchange loss was nominal and $0.5 million for the three and six months ended June 30, 2026, as compared to $1.8 million and $2.8 million for the same periods of the prior year. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt.

Other Expense. Other expense was $31.5 million and $36.3 million for the three and six months ended June 30, 2026, as compared to $1.2 million and $14.0 million for the same periods of the prior year. The increase in other expense for the three and six months ended June 30, 2026 was primarily due to a $28.4 million loss recognized upon Bapco Energies B.S.C. exercising its option under the Bahrain LNG Joint Venture shareholders' agreement to purchase our 30% equity interest in the Bahrain LNG Joint Venture and all outstanding shareholder loans in May 2026, and $2.2 million financing extinguishment losses recognized upon the repurchase of the Ineos Innovation and the Ineos Dolphin in May 2026. The increase in other expense for the six months ended June 30, 2026 was partially offset by a decrease of $7.5 million in unrealized credit loss provisions, excluding the unrealized credit loss provision related to the shareholder loans from us to the Bahrain LNG Joint Venture, primarily due to a change in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases, and their impact on our expectation of the value of such vessels upon completion of their existing charter contracts during the first half of 2025.
Income Tax Expense. Income tax expense was $0.2 million for the three and six months ended June 30, 2026, as compared to $2.0 million and $1.7 million for the same periods of the prior year. The decreases for the three and six months ended June 30, 2026 were primarily due to income taxes owing related to the transfer of certain of our NGL operations from France to Denmark during the second quarter of 2025.
Other Comprehensive Income (Loss). Other comprehensive income (loss) was $3.6 million and $5.0 million for the three and six months ended June 30, 2026, as compared to $(5.6) million and $(13.9) million for the same periods of the prior year. The change in other comprehensive income (loss) was primarily due to changes in the prevailing and forward SOFR benchmark interest rates, where the results of our joint ventures reflect the use of hedge accounting. The change in other comprehensive income (loss) for the six months ended June 30, 2026 was primarily due to unrealized gains on our interest rate swap agreements, compared to unrealized losses for the same period of the prior year.

Liquidity and Capital Resources
Sources and Uses of Capital

For a description of our sources and uses of capital, please read “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Our sources of funds include borrowings from debt facilities and borrowings from obligations related to finance leases, which are described in "Item 1 – Financial Statements: Note 8 – Long-Term Debt and Note 5 – Chartered-in Vessels" of this Report. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at June 30, 2026, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $723.4 million. As at June 30, 2026, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facility, term loans and bonds, and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5 – Chartered-in Vessels and Note 8 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on NIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" included in this Report and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2025.
Liquidity

Our total liquidity, which consists of cash, cash equivalents, and undrawn credit facilities, was $252.1 million as at June 30, 2026, compared to $337.9 million as at December 31, 2025, a decrease of $85.8 million. This decrease was due to a $25.0 million increase in the amounts drawn on our revolving credit facility, a $15.0 million reduction in our revolving credit facility borrowing capacity (from allowing borrowings of up to $350.0 million at December 31, 2025 to up to $335.0 million at June 30, 2026) and a decrease in cash and cash equivalents of $45.8 million (as detailed in "Item 1 – Financial Statements: Unaudited Consolidated Statements of Cash Flows" included in this Report, excluding a decrease in restricted cash of $3.1 million). In August 2026, we refinanced the revolving credit facility, which was scheduled to mature in June 2027, with a new revolving credit facility, which provides for borrowings of up to $365.0 million and is scheduled to mature in August 2028.

We expect that our liquidity at June 30, 2026, combined with the operating cash flows we expect to generate from customer contracts in place at June 30, 2026, the cash distributions we expect to receive from our equity-accounted joint ventures, and the proceeds we expect to receive related to the financing of certain of our newbuildings, will be sufficient to pay our obligations coming due in the next 12 months following June 30, 2026. Our ability to pay our obligations, and to refinance our long-term debt and finance leases coming due subsequent to June 30, 2026, will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

The following table summarizes our contractual obligations as at June 30, 2026, excluding those of our equity-accounted joint ventures.

	Total	12 Months Following June 30, 2026	Remainder of 2027	2028	2029	2030	Beyond 2030
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt principal	808.5	259.1	165.3	214.7	45.5	123.9	—
Norwegian Kroner long-term debt principal (i)	101.0	101.0	—	—	—	—	—
Commitments related to finance leases (ii)	2,242.9	325.7	203.9	380.2	224.6	309.8	798.7
Commitments related to operating leases (iii)	82.7	28.7	14.7	30.0	6.4	0.5	2.4
Newbuilding installments/shipbuilding supervision (iv)(v)(vi)	1,906.0	484.0	488.4	490.7	442.9	—	—
Totals	5,141.1	1,198.5	872.3	1,115.6	719.4	434.2	801.1

(i)NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of June 30, 2026.
(ii)Includes, in addition to lease payments, amounts to purchase the leased vessels at the end of their respective lease terms. Where applicable, accelerated timing of repayments may be required if the Company is not in compliance with certain covenants under its lease agreements.
(iii)We have corresponding leases whereby we are the lessor and expect to receive approximately $58.5 million under these leases from March 31, 2026 to 2029.
(iv)In November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. (or SHI) for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers, which are scheduled for deliveries throughout 2027. We intend to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 will be financed with existing 10-year sale and leaseback financing arrangements, where each LNG carrier newbuilding will be sold to a Lessor upon the vessel's delivery for approximately $235.0 million per vessel and leased back to us.
(v)In December 2025, we entered into contracts with SHI for the construction of two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings, which are scheduled for deliveries in the second half of 2028. We intend to finance the estimated pre-delivery expenditures with our existing liquidity and future operating cash flow, as well as short and long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.
(vi)In May 2026, we entered into contracts with SHI for the construction of three 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings which are scheduled for deliveries in the first half of 2029. We intend to finance the estimated pre-delivery expenditures with our existing liquidity and future operating cash flow, as well as short and long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 1 – Financial Statements: Note 12 – Commitments and Contingencies" included in this Report.

Critical Accounting Estimates and Risk Factors

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2025, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no significant changes in accounting estimates and assumptions from those discussed in our 2025 Annual Report on Form 20-F.

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, which could materially affect our business, financial condition or results of operations.

Non-GAAP Financial Measures

Net Voyage Revenues

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass on to our customers the approximate amount of these expenses by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because we believe it is a more useful comparative information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from vessel operations would be the most directly comparable GAAP financial measure, and net voyage revenues has been defined as income from vessel operations before restructuring charges, gain on sales of vessels, general and administrative expenses, depreciation and amortization, and vessel operating expenses. The following table reconciles net voyage revenues with income from vessel operations:

	LNG Segment		NGL Segment
	Three Months Ended June 30,		Three Months Ended June 30,
(in thousands of U.S. Dollars)	2026	2025	2026	2025
Income from vessel operations	39,913	28,735	8,958	11,660
Restructuring charges	—	19,264	—	—
General and administrative expenses	5,760	6,405	1,228	855
Depreciation and amortization	33,944	26,436	7,581	7,970
Vessel operating expenses	44,574	47,369	10,612	8,273
Net voyage revenues	124,191	128,209	28,379	28,758

	LNG Segment		NGL Segment
	Six Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars)	2026	2025	2026	2025
Income from vessel operations	73,272	78,501	19,642	21,905
Restructuring charges	—	19,264	—	—
Gain on sales of vessels	(3,007)	—	—	—
General and administrative expenses	12,147	12,605	1,945	1,799
Depreciation and amortization	67,378	52,163	16,030	15,764
Vessel operating expenses	91,041	93,195	18,888	16,804
Net voyage revenues	240,831	255,728	56,505	56,272

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2026 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows and our expectation that we will have sufficient liquidity for at least a one-year period;
•the expected timing of deliveries, costs and related financing relating to our LNG carrier newbuildings and the Exmar LPG Joint Venture's LPG carrier newbuildings;
•expected exposure to interest rate volatility;
•the potential expansion of the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels;
•expected cash distributions from our equity-accounted joint ventures;
•expected interest payments;
•general domestic and international political conditions and geopolitical conflicts, including the impact of the Russia-Ukraine war, the U.S.-Israel war with Iran, and other conflicts on the economy, our industry and our business;
•the impact on our results for 2026 and beyond by any LNG carriers without charter contracts or LNG carriers rechartered at reduced rates;
•future sales or chartering opportunities for the RasGas II LNG carriers following expiration of their existing vessel charter contracts;
•the expected timing of the sale of our investments in the Bahrain LNG Joint Venture;
•the impact of tariffs on the economy, our industry and our business;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures; and
•expectations regarding the impact of uncertain tax positions and changes in corporate tax rates.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; delays associated with the dry docking of our vessels; potential delays in the deliveries and potential increases in costs relating to the LNG and LPG carrier newbuildings; sales of vessels; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; future demand for steam turbine LNG carriers; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or prices of LNG or LPG; demand for our services; changes in the world fleet sizes of LNG and LPG carriers; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to generate and access additional cash and capital during the next 12 months; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to inflation, interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases, such as the EU ETS; tariffs and retaliatory measures; the interpretation, enforcement and continuing application of docking fee measures applicable to Chinese-built and U.S-connected vessels; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the impact of the Russia-Ukraine war (including the timing, scope and impact of the related bans imposed by the EU and the UK), the U.S.-Israel war with Iran and other conflicts on us or on our third party counterparties to our charter contracts or business arrangements; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2025. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: August 26, 2026	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)